

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2017

Adam S. Grossman
President and Chief Executive Officer
ADMA Biologics, Inc.
465 State Route 17
Ramsey, New Jersey 07446

> **Re: ADMA Biologics, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 11, 2017**
> **File No. 333-220910**

Dear Mr. Grossman:

We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-1 filed October 11, 2017

Underwriting, page 81

1. Based on your disclosure on the cover page and in this section, it appears you are registering a firm commitment underwritten offering of your common stock at a fixed price on a non-delayed and non-continuous basis. Given this, please explain your disclosure, "After the initial offering of the shares of Common Stock, the offering price and other selling terms may be changed by the underwriters."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: David C. Schwartz, Esq. - DLA Piper LLP